SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 6)*

                                  BLUEFLY, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    096227103
                             ----------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 2, 2000
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 87 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 2 of 87 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  OO; IV

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 3 of 87 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  PN; IA

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 4 of 87 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  CO

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 5 of 87 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  OO; IA

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 6 of 87 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  1,251,190**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,251,190**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,251,190**

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            20.26%**

14       Type of Reporting Person*

                  IA

**As explained in Item 6, the exact number of Shares and percentage of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 87 Pages


          This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 6 is being filed by the Reporting Persons to report that the Reporting Persons have entered into a Note and Warrant Purchase Agreement with the Issuer and have entered into a non-binding letter of intent and term sheet as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

          Item 2. Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)  Quantum Industrial Partners LDC ("QIP");

          (ii) QIH Management Investor, L.P. ("QIHMI");

          (iii) QIH Management, Inc. ("QIH Management");

          (iv) Soros Fund Management LLC ("SFM LLC"); and

          (v)  Mr. George Soros ("Mr. Soros").

          This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

          Item 3. Source and Amount of Funds or Other Consideration

          QIP expended approximately $2,904,900 of its working capital to purchase the securities reported herein as being acquired since August 28, 2000 (the date of the last filing on Schedule 13D). SFM Domestic Investments expended approximately $95,100 of its working capital to purchase the securities reported herein as being acquired since August 28, 2000 (the date of the last filing on Schedule 13D).

          Item 4. Purpose of Transaction

          On October 12, 2000, an affiliate of QIP and SFM Domestic Investments and the Issuer signed a non-binding letter of intent (the "Letter of Intent") and approved a term sheet (the "Term Sheet") (copies of which are attached hereto as Exhibit JJ and Exhibit KK, respectively, and incorporated herein by reference in response to this Item 4) to acquire additional securities of the Issuer. The Letter of Intent envisions a two-stage transaction which could result in QIP and SFM Domestic Investments owning a majority of the equity securities of the Issuer (on a fully diluted basis) and controlling the Board of Directors of the Issuer. In the initial stage, QIP and SFM Domestic Investments would purchase in the aggregate $5 million of senior convertible notes (the "Notes") which would be convertible into shares of newly issued Series B Convertible Preferred Stock of the Issuer (the "Series B Preferred Stock") at a price of $2.34 a share. In the second stage of the transaction, the Issuer would offer for sale to all its holders of common stock up to $20 million of newly issued common stock of the Issuer at a price per share of $2.34. If the common shareholders do not purchase all of the new issuance, QIP and SFM Domestic Investments would purchase the lesser of (i) $10 million or (ii) the difference between $20 million and the amount purchased by the other shareholders of the Issuer.

                                                              Page 8 of 87 Pages

          The shareholders of the Issuer will be asked to approve the issuance of additional securities to QIP and SFM Domestic Investments. If shareholder approval is obtained, the Notes will automatically convert into shares of Series B Preferred Stock, as will all of the currently outstanding notes aggregating $15 million in principal amount of the Issuer held by QIP and SFM Domestic Investments, in each case at a price of $2.34 a share. Upon conversion of all the outstanding notes and accrued and unpaid interest from the date of issuance, QIP and SFM Domestic Investments will hold in excess of 8,600,000 shares of Series B Preferred Stock, convertible into an equal number of shares of common stock. If other shareholders do not fully subscribe for the shares of common stock to be offered and QIP and SFM Domestic Investments purchase 4,273,504 shares, when added to their previous holdings reported on Schedule 13D, QIP and SFM Domestic Investments will hold approximately 60% of the outstanding common stock of the Issuer (on an as converted, fully diluted basis).

          In connection with the issuance of the Notes and the purchase of the common stock, the terms of the Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock") held by QIP and SFM Domestic Investments will be amended to reduce the conversion price to $2.34 and make certain other changes. QIP and SFM Domestic Investments as holders of Series A Preferred Stock and Series B Preferred Stock, will be entitled to elect two directors to the Board of Directors. These directors will have sufficient voting power to control all decisions of the Board of Directors.

          The transactions proposed in the Letter of Intent are subject to numerous conditions, including shareholder approval and negotiation of definitive documentation by November 15, 2000, the obtaining of shareholder approval (with respect to the second stage transaction) and other investment conditions. The Letter of Intent is non-binding, and there can be no assurance that the Issuer, QIP and SFM Domestic Investments will reach a definitive agreement, that the shareholders will approve the transactions or that the transactions will be consummated.

          The foregoing description of the Letter of Intent and Term Sheet does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

          Item 5. Interest in Securities of the Issuer

          As explained in Item 6 below, it is not possible to determine at this time the precise number of Shares that may be deemed to be beneficially owned by each of the Reporting Persons because the particular number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner by virtue of the Securities Purchase Agreement (defined below) is not finally determined. Accordingly, the Reporting Persons will further amend this Schedule 13D when the number of Shares and ownership percentages are determined.

          Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since August 28, 2000 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On October 2, 2000, QIP and SFM Domestic Investments entered into a Note and Warrant Purchase Agreement (the "Securities Purchase Agreement") with the Issuer (a copy of which is attached hereto as Exhibit EE and incorporated herein by reference in response to this Item 6) pursuant to which QIP and SFM Domestic Investments purchased Senior Convertible Notes and Warrants (as defined in the Securities Purchase Agreement) for an aggregate purchase price of $3,000,000.

          Pursuant to Warrant No. 9 (a copy of which is attached hereto as Exhibit HH and incorporated herein by reference to this Item 6), QIP has the right to subscribe for and to purchase up to 48,415 shares of Common Stock (as defined in the Securities Purchase Agreement) at a price per share equal to $2.29.

                                                              Page 9 of 87 Pages

          Pursuant to Warrant No. 10 (a copy of which is attached hereto as Exhibit II and incorporated herein by reference to this Item 6), SFM Domestic Investments has the right to subscribe for and to purchase up to 1,585 shares of Common Stock (as defined in the Securities Purchase Agreement) at a price per share equal to $2.29.

          Pursuant to the Senior Convertible Note in the amount of $2,904,900 (a copy of which is attached hereto as Exhibit FF and incorporated herein by reference to this Item 6) QIP is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities (as defined in the Securities Purchase Agreement) obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Securities paid in the Next Round Financing.

          Pursuant to the Senior Convertible Note in the amount of $95,100 (a copy of which is attached hereto as Exhibit GG and incorporated herein by reference to this Item 6) SFM Domestic Investments is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities (as defined in the Securities Purchase Agreement) obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Securities paid in the Next Round Financing.

          The foregoing description of the Securities Purchase Agreement, the Warrants, and the Senior Convertible Notes does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference.

          The description set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as set forth in Item 4 and as otherwise set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

          Item 7. Material to be Filed as Exhibits

          The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 87 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 12, 2000
                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:     QIH Management, Inc.,
                                                its General Partner

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Secretary


                                        QIH MANAGEMENT, INC.

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Secretary


                                        SOROS FUND MANAGEMENT LLC

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Assistant General Counsel


                                        GEORGE SOROS

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

                                                             Page 11 of 87 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


EE.       Note and Warrant Purchase Agreement,  dated as of October 2,
          2000,  by  and  among  Bluefly,   Inc.,  Quantum  Industrial
          Partners LDC and SFM Domestic Investments LLC...............    12

FF.       Bluefly,  Inc. Senior  Convertible Note, dated as of October
          2,  2000,  in the amount of  $2,904,900  in favor of Quantum
          Industrial Partners LDC.....................................    43

GG.       Bluefly,  Inc. Senior  Convertible Note, dated as of October
          2, 2000,  in the amount of $95,100 in favor of SFM  Domestic
          Investments LLC.............................................    50

HH.       Warrant No. 9, dated as of October 2, 2000..................    57

II.       Warrant No. 10, dated as of October 2, 2000.................    66

JJ.       Letter of Intent, dated as of October 12, 2000..............    75

KK.       Term Sheet, dated as of October 12, 2000....................    78